January 14, 2010

Larry Spirgel Assistant Director Securities and Exchange Commission Division of Corporation Finance Mail Stop 3720 Washington, DC 20549

Re:	Cyalume Technologies Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 30, 2009
File No. 000-52247

Dear Mr. Spirgel:

On behalf of our client, Cyalume Technologies Holdings, Inc. (the “Company”), we are submitting this correspondence via the EDGAR system in response to a comment letter issued by the Staff of the United States Securities and Exchange Commission (the "Commission") on January 6, 2010 (the "Staff’s Letter").  The discussion below reflects our response to the Staff’s Letter on a point by point basis.

Form 10-K for the Fiscal Year ended December 31, 2008

Item 15.  Exhibits and Financial Statement Schedules, page 27

1.
We note your response to our prior comment two in our letter dated December 17, 2009 and are unable to agree. Contrary to your supplemental response, the disclosure in your Form 10-K indicates that these contracts are between “two key customers” and the Company. Each of the agreements accounted for more than 10% of your total revenues in 2008. Contracts that the Company is substantially dependent upon are not considered ordinary course agreements. In future filings, please file these contracts as exhibits unless your customer base grows to an extent that the amount of revenues derived from each of these agreements is no longer material.

The Company will include these contracts in its future filings in accordance with the Staff’s comments.

Please call me at (212) 407-4866 if you have any questions.  Thank you.

Very truly yours,

/s/        Giovanni Caruso
Giovanni Caruso